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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
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                                AMENDMENT NO. 3
                                       TO

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
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                               ADAC LABORATORIES
                           (NAME OF SUBJECT COMPANY)

                               ADAC LABORATORIES
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   005313200
                         (CUSIP NUMBER OF COMMON STOCK)

                                R. ANDREW ECKERT
                            CHIEF EXECUTIVE OFFICER
                               ADAC LABORATORIES
                                540 ALDER DRIVE
                           MILPITAS, CALIFORNIA 95035
                                 (408) 321-9100
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH COPIES TO:

                              PAGE MAILLIARD, ESQ.
                     WILSON SONSINI GOODRICH & ROSATI, P.C.
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300

                                      AND

                            STEVE L. CAMAHORT, ESQ.
                     WILSON SONSINI GOODRICH & ROSATI, P.C.
                      ONE MARKET, SPEAR TOWER, 33RD FLOOR
                            SAN FRANCISCO, CA 94105
                                 (415) 947-2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Amendment No 3. ("Amendment No. 3") to Schedule 14D-9 amends and supplements the Schedule 14D-9A filed with the Securities and Exchange Commission ("SEC") on November 15, 2000 (as amended, the "Schedule 14D-9A") by ADAC Laboratories, a California corporation ("ADAC"), relating to the tender offer (the "Offer") commenced by Philips Medical Acquisition Corporation, formerly known as Academy Acquisition Company and a wholly owned subsidiary of Philips Holding USA, Inc., a Delaware corporation ("Philips"), on November 14, 2000 to purchase all of the outstanding shares of common stock, no par value, of ADAC and the associated rights to purchase series A junior participating preferred stock of ADAC, at a price of $18.50 per share, net to the sellers in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2000, and the related Letter of Transmittal disclosed in a Tender Offer Statement on Schedule TO, dated November 14, 2000, and filed with the Securities and Exchange Commission, as amended.

         On December 4, 2000, Philips filed Amendment No. 4 to the Schedule TO filed September 14, 2000 with the SEC (the "TO Amendment No. 4"). The information in the Schedule 14D-9A expressly incorporated herein by reference in response to all the items of this Amendment No. 3, except as otherwise set forth below.

ITEM 8. ADDITIONAL INFORMATION

         Item 8 of the Schedule 14D-9A is hereby amended and supplemented as follows:

         The applicable waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired on November 29, 2000. The parties have determined that antitrust filings are also required in Austria, Brazil, Germany and Italy. Filings have been made with the Brazilian and German antitrust authorities, and will shortly be made with the Austrian and Italian agencies.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               ADAC LABORATORIES

                                               By: /s/ R. Andrew Eckert
                                                   -----------------------------
                                                   Name: R. Andrew Eckert
                                                   Title: Chairman of the Board

Dated: December 4, 2000